July 2, 2021



VIA E-MAIL (matthew.micklavzina@ropesgray.com)

Matthew C. Micklavzina, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 10036-8704

       Re:     MassMutual Access Private Equity Fund
               File Nos. 333-256560; 811-23700

Dear Mr. Micklavzina:

        On May 27, 2021, you filed a registration statement on Form N-2 on behalf of the
MassMutual Access Private Equity Fund (the    Fund   ). We have reviewed the
registration
statement and our comments are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement.
Where a comment is made with respect to disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.

PROSPECTUS:

Cover Page

   1. The Fund   s name includes the term    private equity fund.    In our
view, the use of this
      term by the Fund is confusing and potentially misleading because the term private
      equity fund    connotes a specific type of unregistered investment fund,
which a registered
      fund is not. Please remove the term    private equity fund    from the
Fund   s name.

   2. The Cover Page indicates that the Fund will invest in private equity
funds (   Portfolio
      Funds   ). Elsewhere (page 22) the prospectus states that many Portfolio
Funds are exempt
      from regulation under the Investment Company Act of 1940 (   Investment
Company
      Act   ). We note that in addition to an initial share class the Fund will offer, the
      prospectus includes information about three other share classes the Fund proposes to offer, provided that its application for multi-class exemptive relief is granted. We also note that no eligibility requirements are disclosed for any of the share classes. To date, any registered fund proposing to invest more than 15 percent of its assets in private investment companies (i.e, investment companies excluded from regulation pursuant to
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July 2, 2021
Page 2

      Sections 3(c)(1) or 3(c)(7) of the Investment Company Act) has limited investments to accredited investors only who invest a minimum of $25,000. Please revise the prospectus to adopt an eligibility requirement that limits sales to accredited investors who invest at least $25,000. Please delete information for any class of shares without such an eligibility requirement.

   3. Footnote (1) to the pricing table provides that the shares will be sold on a best-efforts basis. Please provide the information required for a best efforts offering by Instruction 5 to Item 1.g. of Form N-2.

Summary     Investment objective and strategies (Page 1)

   4. The second paragraph provides that    under normal market conditions, the
Fund will
      invest and/or make capital commitments of at least 80% of its net assets, plus any borrowing for investment purposes, in private equity investments, including primary and secondary investments in private equity funds and Co-Investments directly or indirectly
      in portfolio companies.    Rule 35d-1 under the Investment Company Act
provides that if
      a fund   s name suggests a type of investment, the fund must have a
policy to invest    at
      least 80% of the value of its Assets in a particular type of investment . .. . suggested by the
      Fund   s name[.]    Here the Fund   s 80% test would treat capital
commitments the same as
      the investment of assets for purposes of the Fund   s 80% test. If the
Fund   s name is
      changed in a way that addresses the concerns in Comment 1 above while retaining the
      words    private equity,    please revise the Fund   s 80% policy to
delete the reference to
      capital commitments, inasmuch as they would not be Fund assets. In addition, please
      clarify that    portfolio companies    are private companies for purpose
of this policy.

Summary     Investment objective and strategies     Private Equity Investment
Strategy
(Page 2)

   5. Please briefly explain the term    recapitalization,    which appears in
the second paragraph.

Summary     Investment objective and strategies     Private Equity Investment
Structures
(Page 3)

   6. The fourth paragraph of this section states that secondary investments provided differentiated cash flow attributes based on the maturity of the assets acquired. Please
      explain what is meant by    differentiated cash flow attributes.

   7. The paragraph captioned    Co-Investments,    states that Co-Investments
may include
         indirect investments in specific companies or assets through a vehicle managed and
      controlled by a general partner or sponsor.    (Emphasis added.) Please
supplementally
      explain these indirect Co-Investments. Please respond to the following:

          a. Would a vehicle through which an indirect Co-Investment is made have investors other than the Fund?
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July 2, 2021
Page 3

          b. Would a vehicle through which an indirect Co-Investment is made have investments in only one specific company or asset? Or would it invest in more than one company or asset?

          c. Would a vehicle through which an indirect Co-Investment is made be considered an investment company but for the exclusions in Sections 3(c)(1) or 3(c)(7) of the
             Investment Company Act?

          d. To the extent a Co-Investment is made indirectly through a vehicle, will the Fund present expenses of the vehicle on the Acquired Fund Fees and Expenses line of the fee table?

          e. The term    co-investment    is commonly used when a registered
fund and another
             fund with the same investment adviser each make an investment in a common portfolio company. Please confirm to us that the term
Co-Investments    here
             does not refer to such affiliated investments.

      We may have additional comments after reviewing your response.

Summary     Investment objective and strategies     Capitalization (Page 4)

   8. This paragraph states that the Fund will primarily invest in funds and Co-Investments in
      the lower middle market. Please define    lower middle market.

Summary     Investment objective and strategies     Subsidiaries (Page 5)

   9. This section states that the Fund may invest up to 25% of its assets in one or more wholly-owned subsidiaries. Please respond to the following:

          a. Confirm to us that the financial statements of each wholly-owned Subsidiary will be consolidated with those of the Fund.
          b. Confirm to us that the investment advisory contract between a Subsidiary and its investment adviser will be filed as an exhibit to the registration statement.
          c. Confirm to us that (a) a Subsidiary   s management fee (including
any performance
             fee) will be included in the    Management Fee    line item of the
fee table and a
             Subsidiary   s expenses will be included in the    Other Expenses
  line item of the
             fee table; (b) if a Subsidiary is not organized in the U.S., the Subsidiary and its board of directors will agree to designate an agent for service of process in the
             U.S.; and (c) a Subsidiary and its board of directors will agree to inspection by the
             staff of the Subsidiary   s books and records, which will be
maintained in
             accordance with Section 31 of the Investment Company Act.

Summary     Risk factors (Page 6)

   10. This section provides references to other locations of the prospectus where discussions of risks can be found. Please provide a summary of the principal risk factors here. See
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July 2, 2021
Page 4

      Instruction to Item 3.2 of Form N-2 (requiring a clear and concise description in the synopsis of the key features of the offering).

Summary     Repurchase of Shares by the Fund (Page 9)

   11. The last sentence of this section states that the early repurchase fee payable by a
       Shareholder may be waived by the Fund in certain circumstances. Please set forth objective circumstances under which the repurchase fee will be waived.

Summary     Taxes (Page 9)

   12. The third full paragraph on page 10 states that the Fund may invest up to 25% of its total assets directly or indirectly in corporate subsidiary, which may be liable for federal and state taxes. Please confirm that the Fund will include a line item in the fee table for tax expenses of such a subsidiary.

Investment Process Overview     Portfolio Construction & Liquidity Management
(page 17)

   13. The first paragraph uses the phrases    mitigate the J-curve    and
reduce blind-pool risk.
       Please explain these terms in plain English. See Rule 421 under the Securities Act of
       1933 (   Securities Act   ).

   14. The third paragraph in this section states that the Fund may invest a portion of its assets in securities and vehicles that are intended to provide an investment return while offering better liquidity than private equity investments. Please estimate the
amount of the Fund   s
       assets which may be invested in securities and vehicles providing better liquidity than private equity investments. We may have additional comments after reviewing your response

Investment Process Overview     Borrowing by the Fund (Page 18)

   15. This section states that the Fund is not permitted to borrow if it would have less than
       300% asset coverage with respect to indebtedness. Please explain the limits of borrowing
       in terms of the Fund   s total and net assets.

General Risks     Unlisted Closed-End Structure; Liquidity Limited to
Repurchases of
Shares (Page 19)

   16. The first paragraph states that the Fund intends to conduct quarterly repurchases of shares. Elsewhere (see page 44) the prospectus states that repurchase
offers    should
       apply to no more than 5% of the net assets of the Fund[.]    Please
include the 5% net
       asset limit on repurchases here. In addition, please clarify that there are no assurances that the Fund will repurchase shares quarterly.

   17. The second paragraph of this section states that there will be a substantial period of time between the date as of which Shareholders must submit a request to have their Shares repurchased and the date they can expect to receive payment for their Shares from the
 Matthew C. Micklavzina, Esq.
July 2, 2021
Page 5

      Fund. Please specify here the amount of time it may take for a Shareholder to receive payment.

General Risks     Concentration of Investments (Page 20)

   18. This section provides, in part, that except to the extent required by applicable law and the
       Fund   s fundamental policies, the Fund is not limited in the amount of
Fund assets that
       may be invested    (iv) indirectly in any single industry[.]    The
disclosure also provides
       that a Portfolio Fund   s investments may be concentrated in a
particular industry area or
       group, and that the Fund   s investment portfolio may at times be
significantly
       concentrated in industries. Fundamental Policy (7), which is set forth in the Statement of
       Additional Information (   SAI   ), provides that the Fund may not
concentrate in a
       particular industry or group of industries. Please disclose here, as well as in the SAI, that that the Fund will consider the investments of Portfolio Funds, to the extent known, in determining whether its investments are concentrated in any particular industry or group of industries.

General Risks     Valuations of Private Equity Investments; Valuations Subject
to
Adjustment. (Page 23)

   19. The second paragraph of this section states that    [n]o assurances can
be given regarding
       the valuation methodology    of a Portfolio Fund. Please disclose that
the Fund will
       conduct due diligence in advance of investing in a Portfolio Fund to ensure that the valuation methodology of a Portfolio Fund is consistent with fair valuation required by the Investment Company Act. See Section 2(a)(41) of the Investment Company Act.
       Please also make clear that the Board of the Fund is responsible for its valuation.

   20. The last paragraph of this section (on page 24) states the Fund may have the ability to adjust or recoup repurchase proceeds received by Shareholders under certain
       circumstances. Please summarize those circumstances here. Please also explain to us the
       Fund   s legal basis for recouping proceeds paid to Shareholders.

General Risks     Access to Investments (Page 26)

   21. Please define the term    Code.

Fund Expenses     Fund Operating Expenses (Page 40)

   22. The prospectus presents 25 Fund expenses in narrative form. Please set
forth the Fund   s
       operating expenses in a list for ease of reading.

Repurchases of Shares and Transfers     Procedures for Repurchases of Shares
(Page 45)

   23. The last paragraph of this section states that if a Shareholder tenders an amount that
       would cause the Shareholder   s investment balance to fall below the
required minimum,
       the Fund reserves the right to repurchase all of the Shareholder   s
shares in the Fund.
       Please explain how this provision is consistent with Section 23(c) of the Investment
       Company Act, which limits how a closed-end fund may repurchase its securities.
 Matthew C. Micklavzina, Esq.
July 2, 2021
Page 6

Repurchases of Shares and Transfers     Mandatory Redemption by the Fund (Page
46)

   24. The last bullet in this section provides that the Fund may repurchase all or portion of the
       shares of a Shareholder without the consent of the Shareholder if    it
would be in the
       interest of the Fund, as determined by the Board, for the Fund to repurchase the Shares.
       Please explain to us how this provision is consistent with Rule 23c-2 under the
       Investment Company Act, which permits a fund to repurchase shares in accordance with the terms of the securities or charter, provided that the repurchase shall be made by lot, on a pro rata basis, or in such other manner as will not discriminate unfairly against any holder of the securities of such class or series.

Repurchases of Shares and Transfers     Transfer of Shares (Page 47)

   25. This section states that a Shareholder may transfer Shares with the written consent of the
       Board or MML Advisers. Please disclose the circumstances under which a request to transfer shares would be granted and denied. Also, please explain to us why MML
       Advisers has authority to consent to the transfer of Shares.

Prior Performance for Similar Accounts (Page 62)

   26. This section states that performance is shown of all investments extracted from
       Massachusetts Mutual Life Insurance Company   s general account managed
by Barings
       portfolio management team responsible for managing the Fund[.]    Please
explain to us
       how investments are "extracted" from the general account managed by Barings. Please also explain to us how these "extracted" accounts are in compliance with Nicholas-
       Applegate Mutual Funds (pub. avail. Aug. 6, 1996). In your response please provide details to support your determination, including for example whether the Related
       Accounts (i) were managed independently from other accounts in the general account and
       (ii) had financial statements separate from other accounts in the general account. In addition, please explain why the policies of the Related Accounts should be considered to
       be    substantially similar    to the policies of the Fund given that
Massachusetts Mutual
       Life Insurance Company retained the right to veto any proposed investment made by
       Barings for the Related Accounts, but will not have the same veto power with respect to
       Fund investments. We may have additional comments based on your response.

PART C     OTHER INFORMATION:

Signatures

   27. We note that the Board of Trustees has not been entirely selected and that the registration statement has been signed by only one Trustee. Please ensure that once the Board of
       Trustees has been properly constituted, a pre-effective amendment to the registration statement will be signed by a majority of Trustees. See Section 6(a) of the Securities Act.
       Please also identify the principal accounting officer of the Fund. Id. In addition, please ensure that once the Trustees have been selected, the Statement of Additional Information will include, for each Trustee, the specific experience, qualifications, attributes, or skills
 Matthew C. Micklavzina, Esq.
July 2, 2021
Page 7

         that led to the conclusion that the person should serve as a Trustee. See Item 18.17 of
         Form N-2.

GENERAL COMMENTS:

      28. Please tell us if you have presented any test the waters materials to potential investors in connection with this offering. If so, we may have additional comments.

      29. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

      30. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the
          Securities Act, please identify the omitted information to us supplementally, preferably before filing the final pre-effective amendment.

      31. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

      32. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

                                              *******

          In closing, we remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       If you have any questions prior to filing a pre-effective amendment, please call me at
(202) 551-6945.
                                                              Sincerely,

                                                                /s/ John M.
Ganley

                                                                John M. Ganley
                                                                Senior Counsel

cc:      Michael J. Spratt, Assistant Director
         Michael J. Shaffer, Branch Chief